Exhibit 6.3

Offer of Employment

Pacaso

April 23, 2021

Alvaro Cortes

alvarocortes25@gmail.com

RE: Offer of Employment, Senior Director of Finance/FP&A

Dear Alvaro,

On behalf of Pacaso (or “Company”), it is my pleasure to offer you a full-time exempt Senior Director of Finance/FP&A position. Your employment Start Date is May 10th, 2021.

Responsibilities

This position reports to the CFO, Nina Tran, and responsibilities are outlined in EXHIBIT A.

Compensation and Benefits

Your annualized salary will be $180,000 and will be payable semi-monthly in accordance with the Company’s standard payroll practices. There is no specific limit to vacation days and can be used at the employee’s discretion. Employee is expected to use best judgment when vacation planning, and excessive vacation time should generally only occur when employee’s results are exceeding expectations. Because vacation time is not accrued, vacation time will not be paid at the end of employment. You will be eligible to participate in the company benefit plans, including health, vision, dental and 401k.

Travel and Expenses

The company will pay all reasonable travel and entertainment expenses, in accordance with the Pacaso expense policy. You will submit an expense report on a monthly basis.

Stock

Pacaso is currently in the process of closing on a round of funding. Our intention is to grant you approximately $350,000 worth of equity awards based on the valuation determined after the round closes. We will enter into a formalized agreement clarifying the specifics of this equity award after the closing of the round. Near your 4-year anniversary with the company, you will be eligible to receive a second equity award. Details outlined in EXHIBIT B.

At-Will Employment

Your employment with Pacaso will be at-will, which means that either you or the Company can terminate the employment relationship at any time, with or without notice or reason. As such, the Company may modify job titles, duties, salaries and benefits from time to time as it deems necessary. The Company reserves the right to re-evaluate its employment relationship with Employee at any time and at regular intervals.

Conditions

This offer of employment is contingent upon your execution of an Inventions Assignment and Restrictive Covenant Agreement.

Acceptance of Employment

Please sign and return this letter at your earliest convenience, by EOD Tuesday, April 27, 2021.

Sincerely,

Nina Tran

4/25/2021
Company Signature	Date

Employee Acknowledgment

I have reviewed the above information and accept employment in the position and under the terms and conditions as set forth above.

4/25/2021
Employee Signature	Date

EXHIBIT A

Job Responsibilities:

●	Build and manage Pacaso’s corporate projection model. Work closely with Executive leaders to understand the business and incorporate assumptions into the forecast.
●	Build sensitivity tables within the projection model to stress test certain assumptions and their outcomes.
●	Analyze peer data for benchmarking and to determine best practices for Pacaso
●	Provide monthly/quarterly Actuals vs. Forecast Variance and Trending Analysis, including reasonable explanations for differences.
●	Track finance usage, interest expense impact, and refinancing options
●	Assist with capital markets transactions, including debt, equity, fundraising, M&A, etc.
●	Act as liaison between Pacaso and investors/analysts to help them understand our business model
●	Work closely with CFO and CEO to prepare and present quarterly Board materials
●	Ad hoc strategic projects

EXHIBIT B

Stock Options

You will have the opportunity to participate in equity ownership via stock. The terms will be defined in a separate Stock Agreement. Your stock option grant will vest according to the following vesting schedule:

●	25% of shares vest exactly 365 days from your first day of employment.
●	1/36th of the remaining shares will vest per month for 36 months thereafter.

The eligibility of these shares will be defined in a separate Stock Option Award Agreement.